

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 30, 2014

Via E-mail
Jason B. Shandell
President
Amphastar Pharmaceuticals, Inc.
11570 6th Street
Rancho Cucamonga, California 91730

      Re: Amphastar Pharmaceuticals, Inc.
                Registration Statement on Form S-1
                Filed May 20, 2014
                File No. 333-196097

Dear Mr. Shandell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

1. You state that you have achieved profitability for the last three years. Please also disclose that you had a loss for the most recent quarter ended March 31, 2014.

2. You state here and on page 1 that you discontinued the Primatene Mist HFA product in 2009 due to lack of active pharmaceutical ingredient, or API, supply, which appears inconsistent with your disclosure elsewhere in the filing that states that discontinuance was due to an FDA determination that the CFC formulation of Primatene Mist could not be marketed or sold in the U.S. Please revise your disclosure throughout the document for consistency.

Critical Accounting Policies
Inventory, page 75

3. Please include an explanation for the decrease of your reserves for excess and obsolete inventories from approximately $5.8 million at December 31, 2013 to approximately $2.1 million at March 31, 2014 or direct us to existing disclosures.

Financial Statements
Note 3- Goodwill and Intangible Assets
Purchased Trademarks
Primatene Mist, page F-24

4. Please refer to your response to comment three. You state in Note 3 that in February 2014 the FDA advisory committees met to discuss the NDA for Primatene Mist HFA. The Committee voted 14 to 10 that the data in the NDA supported efficacy, but voted 17 to 7 that safety had not been established for the intended use. The Committee also voted 18 to 6 that the product did not have a favorable risk-benefit profile for the intended use. Please clarify how the committee concerns discussed in your response address the safety and favorable risk-benefit profile issues in which the committee voted against. In addition, please update the filing for any developments with respect to the May PDUFA date and FDA ruling. You also state in your response that the intangible relates to the Primatene Mist trade name and not the formula itself. Please help us understand the options you plan to pursue to ultimately realize the benefit of the trade name if the FDA ultimately does not approve your product for marketing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

Via E-mail
David B. Allen, Esq.
K&L Gates LLP